Exhibit 99.2

SinoTech Addresses NASDAQ Trading Halt

Beijing, August 19, 2011 — SinoTech Energy Limited (NASDAQ: CTE, “SinoTech” or the “Company”), a fast-growing provider of enhanced oil recovery (“EOR”) services in China, today announced that, following allegations made by alfredlittle.com, an acknowledged short seller of the Company’s American Depositary Shares (ADSs), and the subsequent halting of trading in the Company’s ADSs, NASDAQ has requested that the Company provide certain additional information. The Company intends to cooperate fully with NASDAQ and hopes to meet with NASDAQ as soon as practicable to address its concerns in order to allow for the resumption of trading in the Company’s ADSs.

Special Committee of the Board of Directors Formed

As disclosed during the investor conference call held by the Company on August 17, 2011, SinoTech has formed a Special Committee of its board of directors (“Special Committee”), consisting of independent directors Ms. Jing Liu and Mr. Heqing Yao, to investigate the allegations in the alfredlittle.com report. Ms. Liu has over 17 years of experience in financial management and has served in a number of senior finance roles. Mr. Yao has over 30 years of experience in the oil and gas industry and has held various top executive positions in government and the private sector. The Special Committee’s mandate is to examine the allegations made by alfredlittle.com, perform a comprehensive, independent investigation, and report its findings and recommendations to the board of directors.  The Special Committee has retained Shearman & Sterling LLP as its independent legal counsel, and Shearman & Sterling LLP intends to engage an independent forensic auditor. The Special Committee has also been authorized to retain such other advisors as it deems necessary.

Physical and Digital Data Rooms Updated with New Materials Refuting Report Claims

Also as previously announced, the Company has established a physical data room at its headquarters in Beijing where interested investors can examine materials refuting the allegations made by alfredlittle.com. Digital copies of materials have also been made available in a digital data room. SinoTech may add materials to both the physical and digital data rooms.

To access the physical data room, investors are invited to visit the Company’s headquarters located at 3/F, No. 19 Ronghua South Road Beijing Economic-Technological Development Area, Beijing, China.  To access the Company’s digital data room, investors are invited to write to rebecca.guo@sinotechenergy.com.

About SinoTech Energy Limited

SinoTech Energy Limited (NASDAQ: CTE, “SinoTech”) is a fast-growing provider of enhanced oil recovery (“EOR”) services in China. SinoTech provides innovative EOR services to major oil companies in China using leading edge technologies, including certain patented lateral hydraulic drilling (“LHD”) technologies, which the Company has an exclusive right to use in China, and a molecular deposition film technology, for which the Company holds a PRC patent. SinoTech also provides technical services to coalbed methane customers using the LHD technology.

For more information, please visit http://ir.sinotechenergy.com.

Investor and media inquiries:

Ms. Rebecca Guo

SinoTech Energy Limited, Beijing

+ 86-10-8712-5567

rebecca.guo@sinotechenergy.com

Brunswick Group LLP

Ms. Yue Yu

+86-10-6566-2256

sinotech@brunswickgroup.com